# THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

Tatyana Vesselovskaya
Account Officer - Depositary Receipts

101 Barclay Street
New York, NY 10286
Telephone: +(1) 212 815-2221
Facsimile: +(1) 212 571-3050
Email: tvesselovskaya@bankofny.com


03022992

June 19, 2003

03 JUN 24 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

**Re: Moscow City Telephone Network**
**Exemption No.: 82-4957**

Dear Sir or Madam:

In connection Moscow City Telephone Network's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find Information on the Changes affected the Issuer's Affiliated persons List.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-10464, which was declared effective by The SEC on June 21, 2001.

Sincerely,

Tatyana Vesselovskaya

PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

dlw 6/26

03 JUN 24 AM 7:21

**Information on the changes**
**affected the Issuer's Affiliated persons List.**

*Open Joint Stock Company "Moscow City Telephone Network"*
Location: *Building 3, 12 Petrovsky blv., Moscow, Russia, 103051*
Issuer's code: *00083-A*

**Date of the fact (event, action):** ***June 07, 2003***

***Hereby PJSC MGTS notifies of the changes affected the Issuer's Affiliated persons List due to the election of the new Board of Directors of the Company by the Annual General Meeting of Shareholders held on June 07, 2003:***

***Newly elected members of the Board:***

*Dmitry Zubov L.*
Residence: *Moscow, Russia*
Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company*
Date when the grounds arose: *June 07, 2003*
Shares in the Company held by such person: *none*

*Alexander Leiviman L.*
Residence: *Moscow, Russia*
Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company*
Date when the grounds arose: *June 07, 2003*
Shares in the Company held by such person: *none*

*Vasily V. Sidorov*
Residence: *Moscow, Russia*
Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company*
Date when the grounds arose: *June 07, 2003*
Shares in the Company held by such person: *none*

***Members to leave the Board:***

*Vadim Degtiaryov S.*
Residence: *Moscow, Russia*
Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company*
Date when the grounds arose: *June 07, 2003*
Shares in the Company held by such person: *none*

*Yevgeny Novitsky G.*
Residence: *Moscow, Russia*

Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company*
Date when the grounds arose: *June 07, 2003*
Shares in the Company held by such person: *none*

*Anton Osipchuk I.*
Residence: *Moscow, Russia*
Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company*
Date when the grounds arose: *June 07, 2003*
Shares in the Company held by such person: *none*

***Director Deputy General***  ***V.A. Chervony***

*Executed by Kudlay D.A. (950-03-40)*

**Information on a Material Fact (Event, Action)**
**Affecting the Issuer's Finances and Business**

*Open Joint Stock Company "Moscow City Telephone Network"*
Location: *Building 3, 12 Petrovsky blv., Moscow, Russia, 103051*
Issuer's code: *00083-A*

**Date of the fact (event, action):** ***June 07, 2003***
**Code:** *0100083A07062003*

***The annual meeting of shareholders held on June 07, 2003 elected the Board of Directors of the Company consisting of the following members:***

*Alexander Vronets P.*
*Alexander Goncharuk Y.*
*Dmitry Zubov L.*
*Nail Ismailov I.*
*Vladimir Lagutin S.*
*Alexander Leiviman L.*
*Alexander Lopatin V.*
*Semyon Rabovsky V.*
*Irina Ragozina M.*
*Viktor Savchenko D.*
*Vasily V. Sidorov*
*Valery N. Yashin*

***Newly elected members:***

*Dmitry Zubov L.*
*Alexander Leiviman L.*
*Vasily V. Sidorov*

***Last term members to leave the Board***

*Vadim Degtiaryov S.*
*Yevgeny Novitsky G.*
*Anton Osipchuk I.*

***Director Deputy General***  ***V.A. Chervony***

*Executed by Kudlay D.A. (950-03-40)*